FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

28 August 2019

HSBC Holdings plc
Documents available via NSM

Copies of the following documents have been submitted for inspection via the National Storage Mechanism which is located at http://www.morningstar.co.uk/uk/NSM

●
Circular to Shareholders dated 28 August 2019 relating to the Scrip Dividend Scheme and payment of dividends in sterling, United States dollars and Hong Kong dollars; and

●
Form of Election in respect of the second interim dividend for 2019.

The Circular to Shareholders is also available on the Company's website: www.hsbc.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 28 August 2019